SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

The Registrant announces that on August 31, 2011, it published on the Magna site of the Tel Aviv Stock Exchange the results of a special general meeting of shareholders held on August 30, 2011, at 11 a.m., according to which the following resolutions were duly approved:

1.	Authorization to purchase a directors’ and officers’ insurance policy, in light of the registration of the Company’s ADRs for trading on NASDAQ.

In light of the registration of the Company’s ADRs for trading on NASDAQ, to authorize purchase by the Company of a directors’ and officers’ insurance policy to cover directors and officers (including controlling shareholders that serve as directors or officers) of the Company and its affiliates, former and current directors and officers, and persons who shall, from time to time throughout the term of the policy, serve as directors and officers of the Company and its affiliates. The term of the proposed insurance policy is 12 months as of the registration date of the ADRs (the “Insurance Term”); the insurance may be purchased from an insurer in Israel and/or abroad.

The annual insurance premium payable by the Company in consideration of the Insurance Term shall not exceed USD 250,000.

The liability limit under the foregoing insurance policy shall be at least USD 20 million, per claim and in the aggregate.

The maximum deductible shall be USD 250,000.

This insurance policy shall replace the existing policy, which was approved by the general meeting of shareholders on November 5, 2009.

The resolution was approved by the required majority:

Total amount of shares participating in the voting: 74,106,277

Amount of shares voting in favor: 73,192,317

Amount of shares voting against:  913,960

Percentage of shares voting in favor out of total voting shares: 98.77%

Percentage of shares voting against out of total voting shares: 1.23%

2.	Prior authorization to purchase two-year directors’ and officers’ insurance policies.

To authorize in advance, as a framework transaction, purchase by the Company of directors’ and officers’ insurance policies to cover directors and officers (including controlling shareholders that serve as directors or officers) of the Company and its affiliates, former and current directors and officers, and persons who shall, from time to time throughout the term of the policy, serve as directors and officers of the Company and its affiliates, for an additional two-year term (or two one-year terms) after the expiration of the first Insurance Term.

The Company may, from time to time, without requiring for this purpose further approval by the general meeting of shareholders, renew the policy then in effect or replace it with another policy with the same or different insurer, provided however that such new insurance policy satisfies the principles set forth in Resolution 1 above and provided further that it does not materially deviate from the terms included under such principles or the terms of the policy that exist during the first Insurance Term.

Purchase by the Company of any additional insurance policies during the timeframe set forth above shall not be submitted to the shareholders of the Company for further approval. It shall be approved by the Company’s Audit Committee and Board of Directors, which shall confirm that the new policies satisfy the requirements stipulated above.

The resolution was approved by the required majority:

Total amount of shares participating in the voting: 74,106,277

Amount of shares voting in favor: 72,442,288

Amount of shares voting against: 1,663,989

Percentage of shares voting in favor out of total voting shares: 97.75%

Percentage of shares voting against out of total voting shares: 2.25%

3.	Changes to the Company’s reporting regime.

In light of the registration of the Company’s ADRs for trading on NASDAQ, to authorize the Company, as of the date of the Meeting, to cease reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and commence reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder (namely, in accordance with US securities regulations), all in accordance with and subject to the provisions of Section 35GG of the Law, as practiced by dual-listed companies that are listed for trading on a principal stock market.

Upon the transition to reporting in accordance with Chapter E3 of the Law (namely, in accordance with US securities laws), the Company shall only report on the Magna reporting system of the Tel Aviv Stock Exchange what it has filed with the SEC. The Company shall continue to prepare its financial statements in accordance with IFRS, and in addition to its filing obligations under US securities laws, the Company shall file quarterly financial reports (within 60 days of the end of the preceding quarter), which shall include an analysis of its results, a profit and loss statement, a balance sheet and a statement of cash flows. The Company's Annual Report on Form 20-F will include its annual financial statements and will be filed and published no later than March 31 of the following year.

The resolution was approved by the required majority:

Total amount of shares participating in the voting:  74,106,277

Amount of shares voting in favor: 45,510,496

Amount of shares voting against: 28,595,781

Percentage of shares voting in favor out of total voting shares: 61.41%

Percentage of shares voting against out of total voting shares: 38.59%

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer

Dated: August 31, 2011